Champions Oncology, Inc.

One University Plaza, Suite 307

Hackensack, New Jersey 07601

VIA EDGAR

May 23, 2016

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mary Beth Breslin

RE:	Champions Oncology, Inc.

Registration Statement on Form S-1

Filed April 26, 2016
File No. 333-210924

Dear Ms. Breslin:

On behalf of Champions Oncology, Inc. (the “Company”), we hereby respond to the letter dated May 5, 2016 (“SEC Comment Letter”) from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Registration Statement on Form S-1 (the “Form S-1”) submitted to the Commission on April 26, 2016. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter.

Cover Page

1.	Please include the name(s) of the lead underwriter(s) in your next amendment. Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

We have included the name of the lead underwriter in Amendment No. 1.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 23, 2016

U.S. Securities and Exchange Commission

Attn: Mary Beth Breslin

Re: Champions Oncology, Inc.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact our counsel, Benjamin Reichel, Esq., at any time at (212) 370-1300.

Very truly yours,

/s/ Joel Ackerman
Joel Ackerman Chief Executive Officer

cc:	Benjamin Reichel, Esq.
Richard A. Silfen, Esq.